30 January 2002

02 FEB -8 AM 8: 14

02015025

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

旺-旺

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Incorporation of new subsidiaries in PRC - 3 announcements

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Encl.

dw 2/11

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 66 OF 30.01.2002
Announcement No. 66

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a wholly-owned subsidiary in Fuzhou City, People's Republic of China, known as Fuzhou Family-Want Catering Co., Ltd ("FZFW").

FZFW has a registered capital of RMB 4 million and a total investment amount of RMB 5.7 million. The principal activities of FZFW include the operation of eastern and western fast food shops, the sale of various types of food, rice noodles products, beverages, wines and other related products.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 30/01/2002 to the SGX

MASNET No. 72 OF 30.01.2002
Announcement No. 72

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARIES IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated the following five wholly-owned subsidiaries (collectively called the " Subsidiaries") in the People's Republic of China:

Name of Subsidiary	Place of Incorporation	Registered Capital	Total Investment Amount
Henan Rimalt Foods Ltd	An Yang city, Henan province	US$1.75 million	US$ 2.5 million
Nanjing Rimalt Foods Ltd	Nanjing city, Zhejiang province	US$ 1.75 million	US$ 2.5 million
Qihe Rimalt Foods Ltd	De Zhou city, Shandong province	US$ 700,000	US$ 1 million
Quanzhou Rimalt Foods Ltd	An Xi county, Fu Jian province	US$ 1.75 million	US$ 2.5 million
Shanggao Rimalt Foods Ltd	Shanggao county, Jiangxi province	US$ 1.8 million	US$ 2.5 million

The principal activities of the Subsidiaries include manufacturing, processing and distribution of food products, dairy products, snack foods, beverages, wines and other related products.

The transactions are not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in these transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 30/01/2002 to the SGX

MASNET No. 70 OF 30.01.2002
Announcement No. 70

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a wholly-owned subsidiary in Shanghai, People's Republic of China, known as Shanghai Dragon's Moral Consulting Ltd ("SDMC").

SDMC has a registered capital of US$350,000 and a total investment amount of US$500,000. The principal activities of SDMC include the provision of consultancy services and information relating to global economy, technology, investments, trade, property and market research.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 30/01/2002 to the SGX